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SEQUA UNIT COMPLETES ITALIAN AIRBAG INFLATOR TRANSACTION

New York, February 8 - ARC Automotive Italia, S.r.L., an affiliate of Sequa Corporation's (NYSE, SQAA) Atlantic Research Corporation
(ARC) unit, has completed the purchase of certain assets of BAG
S.p.A.  Terms of the transaction are not available.

      Based in Rome, Italy, BAG S.p.A. has operated since 1999 as a joint venture between ARC and Breed Technologies, producing automotive airbag inflators for the European market.

      The BAG S.p.A. transaction, concluded on February 1, 2001, was part of a previously announced settlement with Breed that Sequa Corporation expects will lower net income for the fourth quarter and year ended December 31, 2000 by approximately $1.9 million or 19 cents per share.

      Atlantic Research Corporation, with sales approaching $200 million through the nine months of 2000, is a leading manufacturer of solid propellant rocket motors and gas generators for military and space applications. Beginning in the late 1980s, ARC applied propulsion technology originally developed for the military to the burgeoning market for automotive airbags. ARC is one of eight discrete business units of Sequa Corporation, whose sales through the nine months of 2000 totaled $1.3 billion.

      Sequa's other operations include the manufacture and repair of components for jet engines; the production of detergent chemicals; the coating of coiled metal for use in building products; the supply of auxiliary press equipment; the production of machinery for the two-piece can industry; the manufacture of men's formalwear; and the production of automotive cigarette lighters and power outlets.
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2/08/01


      Note: This release includes forward looking statements, including management's intentions, plans, beliefs, expectations or predictions of the future based on current facts and analysis. Actual results may differ materially from those indicated in such statements. For additional information on factors that may affect the business and financial results of the company, see the comments included in Sequa's filings with the Securities and Exchange Commission